Exhibit 8.3

RP® FINANCIAL, LC.

Financial Services Industry Consultants

September 25, 2007

Board of Directors
Home Federal MHC
Home Federal Bancorp, Inc.
New Home Federal Bancorp, Inc.
Home Federal Bank
500 12th Avenue South
Nampa, Idaho 83651

Re:	Plan of Conversion and Reorganization
Home Federal MHC
Home Federal Bancorp, Inc.
New Home Federal Bancorp, Inc.
Home Federal Bank

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the plan of conversion and reorganization (the “Plan”) adopted by the Board of Directors of Home Federal MHC (the “MHC”), Home Federal Bancorp, Inc. (the “Company”), new Home Federal Bancorp, Inc. (“new Home Federal Bancorp”) and Home Federal Bank (the “Bank”). The Plan provides for the conversion of the MHC into the capital stock form of organization. Pursuant to the Plan, the MHC will be merged into the Bank and the MHC will no longer exist. The Company, which owns 100 percent of the Bank, will be succeeded by new Home Federal Bancorp. Pursuant to the Plan, new Home Federal Bancorp will sell shares of common stock in an offering that will represent the ownership interest in the Company now owned by the MHC.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in new Home Federal Bancorp are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Employee Stock Benefit Plans; (3) Supplemental Eligible Account Holders; and (4) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or new Home Federal Bancorp’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

/s/ RP FINANCIAL, LC.

RP FINANCIAL, LC.

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